UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.  20549

FORM 11-K

☒      ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2012

☐         TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                                            to

Commission file number 001-34728

A.  Full title of the plan and the address of the plan, if different from that of the issuer named below:

Douglas Dynamics, L.L.C. 401(k) Plan

B.  Name of issuer of securities held pursuant to the plan and the address of its principal executive office:

Douglas Dynamics, Inc.

7777 North 73rd Street

Milwaukee, Wisconsin 53223

REQUIRED INFORMATION

The following financial statements and supplemental information of the Douglas Dynamics, L.L.C. 401(k) Plan, prepared in accordance with the financial reporting requirements of the Employee Retirement Income Security Act of 1974, as amended, are filed herewith.

DOUGLAS DYNAMICS, L.L.C.

401(k) PLAN

Milwaukee, Wisconsin

FINANCIAL STATEMENTS AND

SUPPLEMENTAL INFORMATION

December 31, 2012 and 2011

DOUGLAS DYNAMICS, L.L.C.

401(k) PLAN

Report of Independent Registered Public Accounting Firm

Plan Fiduciaries of Benefit Plans

Douglas Dynamics, LLC 401(k) Plan

Milwaukee, WI

We have audited the accompanying statements of net assets available for benefits of Douglas Dynamics, LLC 401(k) Plan (the Plan) as of December 31, 2012 and 2011, and the related statement of changes in net assets available for benefits for the year ended December 31, 2012.  These financial statements are the responsibility of the Plan’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting.  Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting.  Accordingly, we express no such opinion.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of Douglas Dynamics, LLC 401(k) Plan as of December 31, 2012 and 2011, and the change in net assets available for benefits for the year ended December 31, 2012 in conformity with accounting principles generally accepted in the United States of America.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole.  The accompanying supplemental schedule is presented for purposes of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  This supplemental schedule is the responsibility of the Plan’s management.  The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is presented fairly, in all material respects, in relation to the basic financial statements taken as a whole.

/s/ CliftonLarsonAllen LLP

Peoria, Illinois

June 28, 2013

DOUGLAS DYNAMICS, L.L.C.

401(k) PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

December 31, 2012 and 2011

	2012	2011
ASSETS
Participant-directed investments, at fair value	$20,030,934	$17,091,611

Notes receivable from participants	567,199	462,257

TOTAL ASSETS	20,598,133	17,553,868

LIABILITIES
Excess contributions payable	—	31,336

Net assets available for benefits at fair value	20,598,133	17,522,532

ADJUSTMENT FROM FAIR VALUE TO CONTRACT VALUE FOR FULLY BENEFIT-RESPONSIVE INVESTMENT CONTRACTS	(28,255)	—

NET ASSETS AVAILABLE FOR BENEFITS	$20,569,878	$17,522,532

The accompanying notes are an integral part of the financial statements.

DOUGLAS DYNAMICS, L.L.C.

401(k) PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

Year Ended December 31, 2012

ADDITIONS (DEDUCTIONS) TO NET ASSETS ATTRIBUTED TO
Investment income (loss):
Interest	$30,237
Net investment loss in guaranteed interest accounts	(1,813)
Net investment gain in pooled separate accounts	1,182,331
Net investment gain in mutual funds	1,030,936

Net investment income	2,241,691

Interest income from notes receivable from participants	28,603

Contributions:
Company	1,072,166
Participants	1,504,037
Rollover	385,978

Total contributions	2,962,181

Total additions	5,232,475

DEDUCTIONS FROM NET ASSETS ATTRIBUTED TO
Benefits paid to participants	2,162,288
Administrative expenses	22,841

Total deductions	2,185,129

NET INCREASE IN NET ASSETS AVAILABLE FOR BENEFITS	3,047,346

NET ASSETS AVAILABLE FOR BENEFITS
Beginning of year	17,522,532

End of year	$20,569,878

The accompanying notes are an integral part of the financial statements.

DOUGLAS DYNAMICS, L.L.C.

401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2012 and 2011

NOTE 1 - DESCRIPTION OF PLAN

The following is a brief description of Douglas Dynamics, L.L.C. (the “Company”) 401(k) Plan (the “Plan”).  Participants should refer to the Plan agreement for a more complete discussion of the provisions of the Plan.  The Plan was restated effective January 1, 2012.  The restatement changed the name of the Plan (previously referred to as the Douglas Dynamics, L.L.C. Savings and Investment Plan) and also added an employee stock ownership plan (ESOP) component to the 401(k) plan, effective January 1, 2013.  The ESOP component of the Plan is intended to primarily invest in the common stock of Douglas Dynamics, Inc.

General

The Plan is a defined contribution plan established on January 1, 1988.  All employees are eligible for participation in the Plan.  Employees become participants on the first day of each calendar quarter following the employment commencement date.  The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”), as amended.

Eligible Employees

As of January 1, 1998, any employee of Douglas Dynamics, L.L.C. or its subsidiary, Fisher, LLC, who is employed as a regular full-time or regular part-time employee is eligible to participate, subject to certain exceptions specified in the Plan.

Contributions

Contributions to the Plan are made by the participants in the Plan and by the Company and are subject to the provisions of Section 401(k) of the Internal Revenue Code (IRC).

New employees that meet the requirements to participate in the plan will be automatically enrolled with a default 3 percent deferral rate, unless otherwise elected by the employee.  Starting January 1, 2013, the automatic escalation clause becomes effective.  The escalation clause increases a participant’s deferral each year until the participant reaches a 6 percent deferral rate, unless otherwise elected by the plan participant.

Participants may contribute from 1 to 30 percent of their eligible compensation, as defined, to the Plan, subject to limits set forth by the IRC.  Participants who have attained age 50 before the end of the Plan year are eligible to make catch-up contributions.  The Company will contribute an amount equal to 20 percent of the participant’s contribution up to 5 percent of the participant’s eligible compensation.  Additional contributions may be made at the option of the Company’s Board of Managers subject to certain limitations set forth in the Plan.  Additionally, the Company makes a nondiscretionary 3 percent contribution of participant’s eligible compensation each pay period.  Employee contributions and employer matching contributions are 100 percent vested.  Meanwhile, employer nondiscretionary contributions are subject to three year cliff vesting based on vesting service.

DOUGLAS DYNAMICS, L.L.C.

401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2012 and 2011

NOTE 1 - DESCRIPTION OF PLAN (CONTINUED)

Contributions (Continued)

Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans.  Participants direct the investment of their contributions into various investment options offered by the Plan.  The Plan currently offers various guaranteed interest accounts, pooled separate accounts, mutual funds, and a common collective trust as investment options for participants.  As of January 1, 2013, an employer stock ownership component was added to the Plan.

Participant Accounts

Each participant’s account is credited with the participant’s contribution and allocations of (a) the Company’s contribution and (b) Plan earnings.  Allocations are based on the participant’s eligible compensation or account balances, as defined.  The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Notes Receivable from Participants

Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum of $50,000 or 50 percent of their account balance, whichever is less.  Notes receivable transactions are treated as a transfer between the investment fund and the notes receivable fund.  Notes receivable terms range from one to ten years.  The notes receivable are secured by the balance in the participant’s account and bear interest at 2 percent over the prime rate.  Principal and interest are paid ratably through monthly payroll deductions.  Payments of principal and interest are credited to the participant’s account.

Forfeitures

Forfeited nonvested accounts will be used to pay administrative expenses, reduce employer contributions, or be reallocated to participants.  At December 31, 2012 and 2011, there were no forfeited nonvested accounts.  For 2012, $7,942 of forfeitures was allocated to participant accounts and $16,494 was used to pay administrative expenses.

Benefit Payments

Plan benefits are payable upon retirement at age 65 or later, disability, death, or termination of employment.  Upon death, a participant’s account will be paid to the beneficiary in a lump sum upon the valuation date immediately following death.  If a participant is at least age 59-1/2, an election may be made once each year, in writing, to receive a payment consisting of all or part of the account balance.

DOUGLAS DYNAMICS, L.L.C.

401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2012 and 2011

NOTE 1 - DESCRIPTION OF PLAN (CONTINUED)

Benefit Payments (Continued)

If the participant’s account is $5,000 or greater, upon retirement or termination of employment other than death, the participant can elect to receive the full value of the account in one lump sum or can elect to receive periodic payments.  An account may be maintained up to age 70-1/2, at which time payment must be arranged.  If the balance is less than $5,000, the entire balance will be distributed upon retirement or termination in one lump sum payment.

Plan Termination

Although it has not expressed an intent to do so, the Company can terminate the Plan at any time.  In the event of termination, the Trustee shall be directed to distribute all assets in the Trust to participants in the same manner as provided for benefit distributions.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The financial statements have been prepared on the accrual basis of accounting.

Fully benefit-responsive investment contracts held directly or indirectly by the Plan are to be presented at fair value.  In addition, any material difference between the fair value of these investments and their contract value is to be presented as a separate adjustment line in the statement of net assets available for benefits, because contract value remains the relevant measurement attribute for that portion of net assets available for benefits attributable to fully benefit-responsive investment contracts. The net appreciation reported in the Plan’s statement of changes in net assets available for benefits has not been impacted, as the amount reflects the contract value of fully benefit-responsive contracts held directly or indirectly by the Plan.

Investment Valuation

Investments are reported at fair value.  Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.  See Note 3 for discussion of fair value measurements.

Purchases and sales of securities are recorded on a trade-date basis.  Interest income is recorded on the accrual basis.  Dividends are recorded on the ex-dividend date.  Net investment gain (loss) includes the Plan’s gains and losses on investments bought and sold as well as held during the year.

DOUGLAS DYNAMICS, L.L.C.

401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2012 and 2011

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Notes Receivable from Participants

Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Delinquent participant loans are reclassified as distributions based upon the terms of the Plan document.

Payment of Benefits

Benefits are recorded when paid.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires the Plan administrator to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes.  Actual results could differ from those estimates.

Excess Contributions Payable

The Plan is required to return contributions received during the Plan year in excess of the IRC limits. There was $31,336 of excess contributions as of December 31, 2011.

Recent Accounting Pronouncements

In May 2011, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) No. 2011-04, Fair Value Measurement: Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs.  This ASU provides a consistent definition of fair value to ensure that the fair value measurement and disclosure requirements are similar between U.S. GAAP and IFRS.  This standard changes certain fair value measurement principles and enhances the disclosure requirements.  ASU No. 2011-04 is effective for annual periods beginning after December 15, 2011 and is being applied prospectively.

DOUGLAS DYNAMICS, L.L.C.

401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2012 and 2011

NOTE 3 - FAIR VALUE MEASUREMENTS

Generally accepted accounting principles establishes a framework for measuring fair value.  That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy are described as follows:

Level 1 -                   Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the plan has the ability to access.

Level 2 -                   Inputs to the valuation methodology include:

•           quoted prices for similar assets or liabilities in active markets;

•           quoted prices for identical or similar assets or liabilities in inactive markets;

•           inputs other than quoted prices that are observable for the asset or liability;

•           inputs that are derived principally from or corroborated by observable market data by correlation or other means.

If the asset or liability has a specified (contractual) term, the level 2 input must be observable for substantially the full term of the asset or liability.

Level 3 -                   Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.  Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

Following is a description of the valuation methodologies used for assets measured at fair value.  There have been no changes in the methodologies used at December 31, 2012 and 2011.

Mutual funds are valued at the net asset value of shares held by the plan at year end.

Pooled separate accounts consist of various investment options (i.e. common stock, mutual funds, short-term securities, real estate) and are valued based on the investments held.  While the majority of the underlying asset values are quoted prices, the net asset value of the pooled separate accounts are not publicly quoted.

Guaranteed investment contracts are valued at fair value which represents the value the Plan would receive if the contract was terminated, which is book value less an early surrender charge (see Note 5).

DOUGLAS DYNAMICS, L.L.C.

401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2012 and 2011

NOTE 3 - FAIR VALUE MEASUREMENTS (CONTINUED)

Common collective trust is valued at the net asset value (“NAV”) which is based on the market value of its underlying investments. Our plan offers one fund that is a common collective trust. This fund is a collective investment trust that contains synthetic investment contracts comprised of both underlying investment and contractual components which have observable Level 1 or Level 2 pricing inputs, including quoted prices for similar assets in active or non-active markets.  NAV per share serves as a practical expedient to estimate the fair value of the collective investment trust.  NAV is used as an estimate of fair value, as the reporting entity has the ability to redeem its investment at NAV as of the measurement date as collective investment trusts can be redeemed on a daily basis (see Note 6).

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values.  Furthermore, while the Plan believes its valuation method is appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following is a brief description of the nature and significant investment strategies of the major categories of pooled separate accounts.

Large Blend U.S. Equity: This investment class is generally composed of investments in common stocks of companies that compose the S&P 500 Index.  Over the long-term, management seeks a very close correlation between the performance of the separate account before expenses and the S&P 500 Index.

Small/Mid U.S. Equity: This investment class is generally composed of investments in common stocks of companies that compose the Midcap 400 Index or in small capitalization companies with market capitalization similar to those companies in the Russell 200 Index.

International Equity:  This investment class is generally comprised of investment options that invest in stocks or shares of ownership in companies with their principal place of business or office outside the Unites States.  These investment options often carry more risk than U.S. equity investment options but may have the potential for higher returns.

Balanced/Asset Allocation: This investment class includes various Principal Lifetime Funds which incorporate strategies in a “fund of funds” structure which advocate broad diversification, including exposure to international and small/mid-cap stocks as well as broad market fixed income.  Each Lifetime Fund is set up to fit an individual’s investment goals, time horizon, and risk tolerance.  Other separate accounts under this investment class primarily invest in other separate accounts offered by Principal which usually maintains at least 50 percent of assets in fixed income securities and real estate.

DOUGLAS DYNAMICS, L.L.C.

401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2012 and 2011

NOTE 3 - FAIR VALUE MEASUREMENTS (CONTINUED)

Short-Term Fixed Income: This investment class seeks a high level of current income consistent with preservation of principal and maintenance of liquidity.  It invests in a portfolio of high quality, short-term money market instruments in U.S. dollar denominated securities.

Fixed Income: This investment class invests primarily in intermediate, fixed-income investments of public and private corporate bonds, commercial and residential mortgages, asset-backed securities and U.S. government and agency-backed securities.

Common Collective Trust: The objective of the fund is to provide preservation of capital, relatively stable returns consistent with its comparatively low risk profile, and liquidity for benefit-responsive payments.  The fund seeks to achieve this objective by investing primarily in a variety of high quality stable value investment contracts, as well as cash and cash equivalents.

The following table sets forth by level, within the fair value hierarchy, the Plan’s assets at fair value as of December 31, 2012:

	Level 1	Level 2	Level 3	Total
Mutual funds:
Large Blend U.S. equity	$3,078,737	$—	$—	$3,078,737
Small/mid U.S. equity	1,453,073	—	—	1,453,073
International equity	756,812	—	—	756,812
Balanced/asset allocation	951,029	—	—	951,029
Fixed income	129,084	—	—	129,084
Pooled separate accounts:
Large U.S. equity	—	1,731,224	—	1,731,224
Small/mid U.S. equity	—	1,804,686	—	1,804,686
International equity	—	13,605	—	13,605
Balanced/asset allocation	—	5,481,248	—	5,481,248
Fixed income	—	1,658,406	—	1,658,406
Other	—	76,105	—	76,105
Common collective trust	—	1,230,376	—	1,230,376
Guaranteed investment contracts	—	—	1,666,549	1,666,549

Total assets at fair value	$6,368,735	$11,995,650	$1,666,549	$20,030,934

DOUGLAS DYNAMICS, L.L.C.

401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2012 and 2011

NOTE 3 - FAIR VALUE MEASUREMENTS (CONTINUED)

The following table sets forth by level, within the fair value hierarchy, the Plan’s assets at fair value as of December 31, 2011:

	Level 1	Level 2	Level 3	Total
Mutual funds:
Large U.S. equity	$3,077,782	$—	$—	$3,077,782
Small/mid U.S. equity	1,668,593	—	—	1,668,593
International equity	429,429	—	—	429,429
Balanced/asset allocation	896,430	—	—	896,430
Other	102,216	—	—	102,216
Pooled separate accounts:
Large blend	—	1,215,373	—	1,215,373
Small/mid U.S. equity	—	1,579,783	—	1,579,783
Balanced/asset allocation	—	4,062,281	—	4,062,281
Short-term fixed income	—	696,749	—	696,749
Fixed income	—	1,195,859	—	1,195,859
Guaranteed investment contracts	—	—	2,167,116	2,167,116

Total assets at fair value	$6,174,450	$8,750,045	$2,167,116	$17,091,611

The following table sets forth a summary of changes in the fair value of the Plan’s Level 3 assets for the year ended December 31, 2012:

Guaranteed Investment Contracts

Balance, beginning of year	$2,167,116

Interest credited	20,647
Net unrealized losses relating to instruments still held at the reporting date	(1,813)
Purchases	667,118
Sales	(1,186,519)

Balance, end of year	$1,666,549

DOUGLAS DYNAMICS, L.L.C.

401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2012 and 2011

NOTE 3 - FAIR VALUE MEASUREMENTS (CONTINUED)

The following table represents the Plan’s Level 3 financial instruments as of December 31, 2012, the valuation techniques used to measure the fair value of those financial instruments, and the significant unobservable inputs and the ranges of values for those inputs:

Instrument	Fair Value	Principal Valuation Technique	Unobservable Inputs	Range of Significant Input Values

Guaranteed investment contracts	$1,666,549	Assumed proceeds at discontinuation	Composite guaranteed rate	0.5% -3.92%
			Current rate at 12/31/12	0.52% - 3.04%

The following table summarizes investments measured at fair value based on net asset value (NAVs) per share as of December 31, 2012 and 2011, respectively.

December 31, 2012	Fair Value	Unfunded Commitments	Redemption Frequency (if currently eligible)	Redemption Notice Period

Common collective trust	$1,230,376	n/a	Daily	30 days
Pooled separate accounts	$10,765,274	n/a	Daily	30 days

December 31, 2011	Fair Value	Unfunded Commitments	Redemption Frequency (if currently eligible)	Redemption Notice Period

Pooled separate accounts	$8,750,045	n/a	Daily	30 days

DOUGLAS DYNAMICS, L.L.C.

401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2012 and 2011

NOTE 4 - INVESTMENTS

Investments that represent five percent or more of the Plan’s net assets as of December 31, 2012 and 2011 are separately identified below:

	2012		2011

Vanguard Windsor Admiral Shares	$2,252,467		$2,266,237
Principal Life Insurance Company:
Bond and Mortgage Separate Account	1,298,099		1,195,859
Guaranteed Interest Accounts (aggregated)	1,666,549		2,167,116
Large Cap S&P 500 Index Separate Account	1,731,224		1,139,549
Lifetime 2020 Separate Account	1,666,843		926,749
Lifetime 2030 Separate Account	1,877,269			*
Small Cap S&P 600 Index	1,302,145			*
Stable Value Fund - Common Collective Trust	1,202,121	**		*

*  Investment did not represent five percent of the Plan’s net assets at December 31.

**  Stated at contract value

NOTE 5 - GUARANTEED INVESTMENT CONTRACTS

The Plan’s investment in guaranteed interest accounts is held with Principal Life Insurance Company (“Principal”).  The guaranteed interest accounts promise contract value for a benefit event (termination, death, disability, and retirement); however, there is a possible market value adjustment, which is also called a surrender charge, when funds are withdrawn prior to their maturity.  Thus, these guaranteed interest accounts are not considered fully benefit responsive and, therefore, fair value is the relevant measurement attribute for that portion of the net assets available for benefits attributable to the guaranteed interest account.  The Plan’s investment in guaranteed interest accounts is valued at fair value.  Fair values are determined by withdrawal value prior to maturity as reported by Principal.  The effective interest rates earned on these accounts ranged from 0.05 to 3.93 percent and 0.12 to 4.15 percent for the years ended December 31, 2012 and 2011, respectively.

DOUGLAS DYNAMICS, L.L.C.

401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2012 and 2011

NOTE 6 - FULLY BENEFIT-RESPONSIVE INVESTMENT CONTRACT OF STABLE VALUE FUND COMMON
COLLECTIVE TRUST

During 2012, the Plan allowed investing the Plan in a common collective trust managed by Principal Life Insurance Company which invests primarily in a variety of high quality stable value investment contracts (the performance of which may be predicated on underlying fixed income securities), as well as cash and cash equivalents.  The accounts are credited with earnings on the underlying investments and charged for participant withdrawals and administrative expenses.  Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value.  Contract value represents contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses.

The investment contract specifies certain conditions under which distributions from the contracts would be payable at amounts below contract value.  Such circumstances include premature contract termination initiated by the employer and certain other employer-initiated events.  The contract limits the circumstances under which the Issuer may terminate the contract.  Examples of circumstances which would allow the Issuer to terminate the contract include the Plan’s loss of its qualified status, uncured material breaches of responsibilities, or material and adverse changes to the provisions of the Plan.  If one of these events were to occur, the Issuer could terminate the contract at an amount less than contract value.

Currently, management believes that the occurrence of an event that would cause the Plan to transact contract distributions at less than contract value is not probable.

The crediting interest rates of the contract are based on agreed-upon formulas with the Issuer, as defined in the contract agreement, but cannot be less than 0 percent.  Such interest rates are reviewed on a quarterly basis for resetting.  The key factors that influence future interest crediting rates include the following:  the level of market interest rates; the amount and timing of participant contributions, transfers and withdrawals into/out of the contract; and the duration of the underlying investments backing the contract.  The resulting gains and losses in the fair value of the investment contract relative to the contract value, if any, are reflected in the Statements of Net Assets Available for Benefits as Adjustment from fair value to contract value for fully benefit-responsive investment contracts (“adjustment”).  If the adjustment is positive, this indicates that the contract value is greater than the fair value.  The embedded losses will be amortized in the future through a lower interest crediting rate than would otherwise be the case.  If the adjustment is negative, this indicates that the contract value is less than the fair value.  The embedded gains will cause the future interest crediting rate to be higher than it otherwise would have been.  Adjustments are reflected in the Plan’s 2012 Statement of Net Assets Available for Benefits in the amounts of $(28,255).

DOUGLAS DYNAMICS, L.L.C.

401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2012 and 2011

NOTE 7 - RELATED PARTY TRANSACTIONS

Certain Plan investments are shares of mutual funds managed by Principal Life Insurance Company.  Principal Life Insurance Company is the custodian as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions.  Fees paid by the Plan to Principal Life Insurance Company amounted to $22,841 and $6,552 and for the years ended December 31, 2012 and 2011, respectively.

NOTE 8 - TAX STATUS

The Internal Revenue Service has determined and informed the Company by a letter dated October 29, 2008, that the Plan and related trust are designed in accordance with applicable sections of the IRC.  The Plan has been amended since receiving the determination letter, however, the Plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.  Therefore, no provision for income taxes is included in the accompanying financial statements.

U.S. generally accepted accounting principles require Plan management to evaluate tax positions taken by the Plan and recognize a tax liability if the Plan has taken an uncertain tax position that more likely than not would not be sustained upon examination by the IRS.  The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.  The Plan administrator believes the Plan is no longer subject to income tax examinations for the years prior to 2009.

NOTE 9 - PLAN EXPENSES

Pursuant to the terms of the Plan, the Company pays all of the administrative expenses of the Plan except for administrative expenses incurred in conjunction with early withdrawals, participant requested services, and loan distributions (which are paid by participants).

NOTE 10 - RISK AND UNCERTAINTIES

The Plan invests in various investment securities.  Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility.  Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for plan benefits.

DOUGLAS DYNAMICS, L.L.C.

401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2012 and 2011

NOTE 11 - PENDING BENEFIT PAYMENTS

At December 31, 2012 and 2011, there were no net assets available for benefits that were pending payment.

NOTE 12 - RECONCILIATION TO FORM 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Plan’s Form 5500 as of December 31:

	2012	2011
Net assets available for benefits per the financial statements	$20,569,878	$17,522,532
Plus excess contributions payable	—	31,336
Adjustment from fair value to contract value	28,255	—

Net assets available for benefits per the Form 5500	$20,598,133	$17,553,868

The following is a reconciliation of the net increase in net assets available for benefits per the financial statements to the Form 5500 for the year ended December 31, 2012:

Net increase in net assets available for benefits per the financial statements	$3,047,346
Plus change in excess contributions payable	(31,336)
Adjustment from fair value to contract value	28,255

Net increase in net assets available for benefits per the Form 5500	$3,044,265

The Form 5500 does not reflect the excess contributions payable.  The Stable Value Fund Common Collective Trust is reflected at fair value in the Form 5500 and contract value in the financial statements.

This information is an integral part of the accompanying financial statements.

SUPPLEMENTAL INFORMATION

DOUGLAS DYNAMICS, L.L.C.

401(k) PLAN

FORM 5500, SCHEDULE H LINE 4(i) - SCHEDULE OF ASSETS (HELD AT END OF YEAR)

December 31, 2012

Plan #006

EIN:  42-1623692

	(b)	(c)
	Identity of Issuer,	Description of Investment		(e)
	Borrower, Lessor,	including maturity date, rate of interest,	(d)	Current
(a)	or Similar Party	collateral, par, or maturity value	Cost (2)	Value

*	Principal Life Insurance Company	Guaranteed Interest Accounts (2 - 5 years), matures 12/31/2012 through 12/31/2016, interest rates .05 - 3.93%		$1,666,549
*	Principal Life Insurance Company	Large Cap S&P 500 Index - pooled separate account		1,731,224
*	Principal Life Insurance Company	SmallCap S&P 600 Index - pooled separate account		1,302,145
*	Principal Life Insurance Company	Bond Market Index - pooled separate account		72,383
*	Principal Life Insurance Company	High Yield I - pooled separate account		287,924
*	Principal Life Insurance Company	International Equity Index - pooled separate account		13,605
*	Principal Life Insurance Company	Principal Stable Value fund - common collective trust		1,230,376
*	Principal Life Insurance Company	Stock -pooled separate account		76,105
*	Principal Life Insurance Company	Bond & Mortgage - pooled separate account		1,298,099
*	Principal Life Insurance Company	Mid-Cap Value I - pooled separate account		198,073
*	Principal Life Insurance Company	Mid-Cap S&P 400 Index - pooled separate account		304,468
*	Principal Life Insurance Company	Lifetime Strategic Income - pooled separate account		212,782
*	Principal Life Insurance Company	Lifetime 2010 - pooled separate account		387,422
*	Principal Life Insurance Company	Lifetime 2020 - pooled separate account		1,666,843
*	Principal Life Insurance Company	Lifetime 2030 - pooled separate account		1,877,269
*	Principal Life Insurance Company	Lifetime 2040 - pooled separate account		799,530
*	Principal Life Insurance Company	Lifetime 2050 - pooled separate account		537,401
	The Vanguard Group	Vanguard Windsor Admiral Shares - mutual fund		2,252,467
	The Vanguard Group	Vanguard Primecap Fund - mutual fund		686,880
	The Vanguard Group	Vanguard Explorer - mutual fund		260,629
	T. Rowe Price	Capital Appreciation - mutual fund		951,029
	T. Rowe Price	Mid-Cap Growth - mutual fund		735,244
	American Century Investments	Small Cap Value - mutual fund		457,202
	American Century Investments	Inflation Adjusted Bond A Fund		129,083
	American Funds	Europacific Growth R4 Fund - mutual fund		687,142
	American Funds	American Funds American - mutual fund		57,733
	Oppenheimer	Oppenheimer Developing Markets A Fund - mutual fund		69,670
	Wells Fargo	Wells Fargo Advantage Growth A Fund — mutual fund		81,657
*	Participants	Loans (1)	$—	567,199

				$20,598,133

*Party-in-interest as defined by ERISA.

(1)   Bearing interest rates ranging from 5.25 to 11.50 percent and maturing at various dates through February 2018.

(2)   Not applicable - participant directed investments except for participant loans.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

DOUGLAS DYNAMICS, L.L.C. 401(K) PLAN

Dated: June 28, 2013	By:	/s/ Robert McCormick
Robert McCormick
Executive Vice President and Chief Financial Officer of Douglas Dynamics, Inc.

EXHIBIT INDEX

DOUGLAS DYNAMICS, L.L.C. 401(K) PLAN

FORM 11-K

FOR THE FISCAL YEAR ENDED DECEMBER 31, 2012

Exhibit No.	Description

23	Consent of CliftonLarsonAllen LLP